 Filed by FG Merger II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boxabl Inc.

Commission File No. 000-56579

Date: April 21, 2026

As previously disclosed, on August 4, 2025, Boxabl Inc. (“Boxabl”) entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) by and among the Company, FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC (“Merger Sub”). The Merger Agreement provides for a two-step merger transaction (the “Mergers”) in which, first, Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, the Company (as the surviving company in the First Merger) will merge with and into FGMC (the “Second Merger”), with FGMC continuing as the surviving public company (the “Surviving Pubco”). By virtue of the consummation of the Mergers, the Surviving Pubco will change its name to BOXABL Inc.

On April 21, 2026, Boxabl issued the following investor presentation for use by Boxabl and FGMC in connection with the Mergers.

THE COMPANY'S PURPOSE IS TO SOLVE THE HOUSING CRISIS

PROBLEM

The Crisis at a Glance

Housing Hell

UNAFFORDABLE

4.7M

Home Shortfall

75% of U.S. households cannot afford a median-priced new home as the housing shortfall continues to grow and increases home pricing.

Source: Zillow / NAHB 2025

OVERREGULATED

42%

Cost Increase Due to Regulation

Bureaucratic red tape delays traditional construction projects by months & adds ~42% to final price.

Source: 2026 Economic Report of the President Released

OUTDATED

1948

Antiquated Efficiency

A 30% reduction in construction productivity levels since 1970 puts us back at 1948 productivity level.

Source: Richmond Fed / McKinsey

BOXABL | Investor Presentation | April 2026

1

1906 2026 Home Construction Hasn't Evolved The Technology Gap Enabled by the switch to factory production, transportation has evolved. Construction, not so much. BOXABL | Investor Presentation | April 2026 | Image Source: 1 , 2 , 3 , 4 2

Challenges

Stick Built in a Field

On-site construction creates high costs.

- ✖ No fixed pricing
- ✖ High pricing
- ✖ No pricing standards

- ✖ No pricing transparency
- ✖ Long lead times
- ✖ Professional fees

- ✖ Permitting hurdles
- ✖ Weather damage and delays
- ✖ Local skilled labor shortages

- ✖ Site theft
- ✖ Inconsistent quality and design
- ✖ Difficult warranty recourse



Stick Built Under a Roof

Factory builders using wood framing don't take advantage of post-industrial technology.

- ✖ Limited delivery radius
- ✖ Volumetric inefficiency
- ✖ Slow, oversized loads with two escort cars

- ✖ State line permits and overnight stopovers
- ✖ Design limitations
- ✖ Narrow 14ft. rooms (4.25m)



BOXABL | Investor Presentation | April 2026 | Source: BiosHomes, Project Small House, WBDG | Image Source: 1, 2 3

SOLUTION

BOXABL Solves Homes are typically 70% empty space, 30% fitted space. BOXABL folds the empty space to ship nationally, enabling factory mass production. Engineered to ship two units in one load — maximizing space and cutting typical factory shipping costs. 4 #1 Shipping BOXABL | Investor Presentation | April 2026 | Source: Construction Genius Unfolded Folded

BOXABL Solves #2 Three Modules on the Production Line Only three standardized building modules enable ultra - fast linear manufacturing. Tesla builds a car every 40 seconds. Homes are far less complicated. This is the power of the standardized production line. 5 BOXABL | Investor Presentation | April 2026 | Source: InsideEvs

BOXABL Solves #3 Three Modules Can Make Any Shape The three standardized building modules can build any residential configuration from a Casita to a large home. 6 Townhomes 1,200 - 2,400sqft Single Family 2,000 - 4,000sqft Large Single Family! 4,000 - 8,400sqft (this configuration 8,400sqft) Multi - Family Apartments 20,000 - 200,000sqft (this configuration 55,000sqft) Ranches 800 - 1,600sqft Casita Backyard ADU 400 - 800sqft Hotel – Condotel – Mixed Use 20,000 - 200,000 (this configuration 42,000 – 100 rooms) BOXABL | Investor Presentation | April 2026 | Some images may be rendered.

BOXABL Solves #4 Three Modules Can Make Any Style 7 Shape is separated from style. The module is separate from exterior cladding and trusses. Both can be delivered as plans, kits, or custom options for maximum freedom. Separation is key to enable high speed factory mass production. THE OG U.S. Styles: Colonial 35%, Contemporary 15%, American Craftsman 12%, Mid - Century Modern 10%, Victorian 8%, Mediterranean 7%, Mod ernist 5%, Neoclassical 4%, Industrial 2%, Gothic 2% BOXABL | Investor Presentation | April 2026 | Some images may be rendered.

PRODUCT

Specification Radically Simplified Engineering 8 Three folding building shells stack, connect, cantilever, and onboard interior partitions, appliances, and services as required to build versions - of any residential building, size, geometry, and architecture. x Minimum number of total components x Minimum number of unique components x Maximum number of common components across the three shells  x The shells are engineered for linear open - face production line assembly and installation of interior configuration x Exterior panels co - developed with Owens Corning 20x20 20x30 20x40 PACKED TO SHIP BOXABL | Investor Presentation | April 2026

Floor Plans Floor Plans That Flow 400 - 2400sqft | Studio - 4bds | 1 - 3.5ba | 0 - 3gar Steel construction | 10' ceilings | Huge doors & windows Any architectural style 9

Interiors Beautiful Interiors 10 Obsessively designed to create feel - good spaces, great sightlines, with tall ceilings, and big windows. BOXABL | Investor Presentation | April 2026

Exteriors Beautiful Exteriors 11 Perfect proportions create great curb appeal, any style you like. BOXABL | Investor Presentation | April 2026 | Some images may be rendered.

BENEFIT

BOXABL Factory Production 2,400 sq ft BOXABL home (estimate) $88/sq ft $213,551 Cost Comparison Total Cost Savings Construction Detail Engineering & Permit Direct Materials Direct Labor Roofing Cladding Shipping & Install Total Cost $22,903.30 $125,575.00 $13,907.00 $9,792.00 $5,824.00 $25,550.00 $213,551.30 Cost/sq ft $9.54 $56.49 $5.79 $4.08 $2.43 $10.65 $88.98 12 BOXABL estimated cost after investment in 5,000 annual unit automated factory. BOXABL | Investor Presentation | April 2026 Traditional Construction Average 2,647 sq ft home $134/sq ft $355,757 Construction Detail Engineering & Permit Framing Exterior Finishes Major Systems Rough - ins Interior Finishes Other Total Cost $32,719.00 $70,982.00 $57,510.00 $82,319.00 $103,391.00 $8,835.00 $355,756.00 Cost/sq ft $13.63 $29.58 $23.96 $34.30 $43.08 $3.68 $134.40 Source: NAHB, Cost of Constructing a Home (Jan 2025) VS

Direct Material Cost Reduction - 2022 Baseline - 34% - 43% -70 -60 -50 -40 -30 -20 -10 0 2022 2023 2024 2022 (Baseline) 43% cost reduction achieved since 2022 Lowest Cost Path to Scale Assembly line efficiency, automation, and bulk purchasing drive costs below traditional construction. Unit Cost Trends Cost Trajectory 13 The cost of goods at scale with a systematized production line and appropriate automation should not significantly exceed the cost of negotiated raw materials. BOXABL | Investor Presentation | April 2026

Less Cost More Speed High Quality Six Post Industrial Drivers The Factory Advantage 14 BOXABL | Investor Presentation | April 2026 Reconfigurable Less Mold Less Site Waste Less Site Theft

CUSTOMER

Sales #1 Homeowner 15 Casita Studio Turnkey Price $150K Casita 1 - Bedroom Turnkey Price $195K Casita 2 - Bedroom Turnkey Price $205K Turnkey Casita ownership program with financing and installation for a fixed price,* focused first on the CA market. *Subject to individual site conditions  BOXABL | Investor Presentation | April 2026 | Some images may be rendered.

Sales #2 Small Builder 16 There are millions of small lots in our country. Standard configurations enable small builders to service their communities. x Financing Assistance x Sales Materials Support x Fewer professional fees x Reduced insurance x Single source warranty x Approved State stamped drawings x Certificate of Origin (Title) x Steel framing and 10’ ceilings standard BOXABL | Investor Presentation | April 2026 | Some images may be rendered.

Sales

#3 Developer

Less time building means more time selling.

More Profit
- ✓ Lower price per sqft
- ✓ Turn project faster with the same back-office
- ✓ Less professional fees

Less Risk
- ✓ Reduced insurance
- ✓ Minimizes site theft and site waste
- ✓ Eliminate most weather delays
- ✓ Single source warranty
- ✓ Full product traceability
- ✓ Mold resistant

Sell Faster
- ✓ A fast, designer furnished model home
- ✓ Sell sooner with quieter phased build outs

Standardized Documentation
- ✓ Approved State stamped drawings
- ✓ Certificate of Origin (Title)
- ✓ Traceable BOXABL serial number (BIN)

Better Built
- ✓ Steel framing and 10' ceilings standard
- ✓ Quality assurance certified



BOXABL | Investor Presentation | April 2026 | Some images may be rendered. 17

Sales

#4 Retail

A new generation of travel trailer that looks and feels like a real studio home, packed with technology to go anywhere.

- ✓ Patented self leveling 4WD carrier
- ✓ Pull with the vehicle you own
- ✓ Auto lowers to the ground for easy walk in

- ✓ Kitchen, living room, full size bathroom
- ✓ Huge closet, full length mirror
- ✓ Tall ceilings, windows, and doors

- ✓ 6,000 BTU ductless heating and A/C
- ✓ Solid R12 walls
- ✓ Phone-controlled tech powerhouse

- ✓ All utilities onboard
- ✓ 5,000 pre-orders as of 2026
- ✓ In tooling, anticipated 2027 launch





BOXABL | Investor Presentation | April 2026 | Some images may be rendered. 18

BOXABL | Investor Presentation | April 2026 19 Sales #5 Commercial Tier one supplier collaborating with the world’s largest technology companies.

Sales #6 Public Sector 20 Developing FEMA, military, workforce, & homeless. Thermally superior rapid assembly structures. BOXABL | Investor Presentation | April 2026 | Some images may be rendered. Flat pack and 20 minutes assembly

MILESTONES

400,000sqft of Factories Manufacturing Proving Ground 21 An automated factory can produce more volume with less labor. Compared to a manual factory of the same size. BOXABL | Investor Presentation | April 2026 | Source: InsideEvs

35M+ Website Views in the last 12 months 750M+ Social Media Views across all platforms since 2017 200K+ Customer Inquiries through our website since 2017 A Powerful Brand 22 BOXABL | Investor Presentation | April 2026 One of the world’s largest crowdfunds with $235MM raised. A Big Brand Built By Media

800+ Homes Built NV, CA, UT, OK, HI+ States Deployed AK, CA, CT, DE, KS, NY, OK, OR, UT, VT, WV, & WY States Approved Home Delivered 23 BOXABL | Investor Presentation | April 2026

BOXABL Is a Technology Company IP MOAT 24 An IP portfolio with mechanical patent filings and growing. 53

OUTLOOK

Outlook

Big Market, Big Opportunity

A $2.2T total demand driven by a 4M+ home deficit, and 1.36M annual starts. BOXABL targets the prefab segment.

TAM (Total Addressable Market)

$2.2T

5.4M homes needed: 4.03M shortfall + 1.36M annual starts at $405K median price.

FRED MSPUS Q4 2025; Realtor.com (2025); Census HOUST (2025)

SAM (Serviceable Addressable Market)

$36B

~103K manufactured homes shipped in 2024. The prefab segment BOXABL competes in.

Custom Market Insights (2024); Census MHS (2024)

SOM (Serviceable Obtainable Market)

~$1B

5,000 Homes / Year

BOXABL single-factory capacity at scale.
~$175K avg. turnkey price per home.

BOXABL Investor Presentation (2026)

BOXABL | Investor Presentation | April 2026 | Source: 2026 Economic Report of the President Released

25

Digital Preparedness AI is the 3rd Industrial Revolution 26 This will be the first time in history that the cost of goods and services is not based on a formula of the price of human la bor . Physical tech companies, and especially makers of big things, like BOXABL, are best positioned to take advantage of the revol uti on. AI - NATIVE BOXABL | Investor Presentation | April 2026

Business Lines Outlook Lower - margin physical product is the carrier for recurring higher - margin services. BUSINESS LINES SERVICES LINK - Mortgage Fee - SaaS - Insurance - Extended Warranties - Maintenance 1. Homeowner 2. Small Builder 3. Developer 4. BOXABL Communities 5. Retail 6. Commercial 7. Public Sector 0 - 30% gross margin recurring 70 - 90% gross margin 27 BOXABL | Investor Presentation | April 2026

Acquisition Targets “Own the Stack” 28 With time and scale, opportunities arise for vertical integration to lower costs, speed up fulfillment, add value to the ecosystem, and create a strong moat . has engineered a comprehensive building system to enable the acquisition of the relevant supply categories to own the stack . BOXABL | Investor Presentation | April 2026 Travis Kalanick | Farzad | March 2026 Watch Travis

The Factory is the Product Statement of Intent The time and cost of replicating the system is significantly less than the cost of originating it. Enabling BOXABL to franchise nationally and internationally quickly once the system is fully proven. X 29 BOXABL | Investor Presentation | April 2026 | Source: Idyas

LEADERSHIP

Leadership

Executive Team

BOXABL is an Exchange Act reporting company since 2023 and is audited by CBIZ.



Paolo Tiramani
Founder, CEO

American futurist, degrees in industrial design and mechanical engineering, 155 patent filings, and related IP licensing to Fortune 500 companies.



Galiano Tiramani
Founder, CEO

Serial entrepreneur including cryptocurrency arbitrage, Bitcoin ATM, and an operating cannabis farm producing oils.



Kyle Denman
Founder, CPO

A graduate of Stony Brook with a Bachelors of Science in Mechanical Engineering (BSME). With 50 civil and automotive mechanical patent filings.



President/COO



Martin Costas
CFO

Served as CFO, divisions at Honeywell, Schlumberger, Nexans, Fortune 50 leader at Sysco, 10 years at PwC.



Shan Palaniappan
CTO

Senior VP of Engineering at Sagent, CTO at DataRobot, plus a decade of experience at Salesforce.



Christian Kirchen
Dir. Mfg.

Automotive production manufacturing executive at tier 1 OEM suppliers Bosch, Thyssenkrupp, and Autoneum.

Board of Directors



Dr. Morris Davis
Government

2025 CEA Chief housing economist reporting to the President. Fed Reserve Board advisor to Greenspan, PhD UPenn.



Zvi Yemini
Manufacturing

Serial industrialist MBA, Techcare NYSE chairman. Board Member at Peres Center. Billions in global sales.



Larry Swets
Banking

Head of Merchant Banking of Fundamental Global Inc. FGMC SPAC partner.



Digital Technology



Developer

BOXABL | Investor Presentation | April 2026 | Some images may be rendered. 30

This presentation (this “Presentation”) is being furnished for the exclusive use of, and solely for the purpose of assisting, the parties (such parties, together with their subsidiaries and affiliates, the “Recipients”) to whom it is addressed in making their independent evaluation with respect to a proposed business combination (the “Business Combination”) between Boxabl Inc . (the “Company,” “BOXABL,” “we, “us” or “our”), FG Merger II Inc . and FG merger II Corp . (“SPAC”) .  This information is being distributed to the Recipients on a confidential basis and may not be reproduced or used, in whole or in part, for any other purposes, nor may it be disclosed or otherwise made available to any third party . By receiving this information, Recipients, their affiliates and representatives agree to maintain the confidentiality of the information contained herein . Without the express prior written consent of each of the parties, this Presentation and any information contained herein may not be ( i ) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than the Recipients’ evaluation of the parties and the Business Combination or (iv) provided to any person except the Recipients’ employees and advisors with a need to know who are advised of the confidentiality of the information . This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof .  The provision of this Presentation shall not be taken as any form of commitment on the part of the Company or SPAC to proceed with any negotiations of the Business Combination or any other transaction, and each of the Company and SPAC reserve the right to discontinue discussions or negotiations regarding any transaction at any time and for any reason or no reason .   No Representations or Warranties  No representations or warranties, express or implied, are given in, or in respect of, the accuracy or completeness of the information contained in this Presentation or any other information (whether written or oral) that has been or will be provided to you . To the fullest extent permitted by law, neither the Company, SPAC nor any of their respective subsidiaries, equity holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents shall be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its accuracy or sufficiency, its omissions, its errors, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . In addition, this Presentation does not purport to be inclusive of all of the information necessary to make an evaluation of the Company, SPAC or the Business Combination . Viewers of this Presentation should each make their own evaluation of the Company, SPAC and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . Nothing herein should be construed as legal, financial, tax or other advice . You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein . The general explanations included in this Presentation cannot, and are not intended to, address your specific investment objectives, financial situations, or financial needs .   Forward - Looking Statements  This Presentation contains certain forward - looking statements within the meaning of the federal securities laws with respect to the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Company and the proposed Business Combination . Any statements other than statements of historical fact contained in this Presentation, including statements regarding the anticipated benefits and timing of the completion of the Business Combination, statements about the Company’s market opportunity and the potential growth of that market, the Company’s strategy, outcomes and growth prospects, trends in the Company’s industry and markets and the competitive environment in which the Company operates, are forward - looking statements . These forward - looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions . Forward - looking statements (including projections) are predictions, and other statements about future events or conditions that are based on current expectations, estimates and assumptions and, as a result, are subject to risks and uncertainties . Many factors could cause actual future events to differ materially from the forward - looking statements in this document, which factors will be discussed in documents of the Company and SPAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”) .  You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Reports on Form 10 - K, the registration statement on Form S - 4 and proxy statement/prospectus that will be filed by the parties to the Business Combination, and other documents that will be filed by the parties to the Business Combination from time to time with the SEC . These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . The Recipients are cautioned not to put undue reliance on forward - looking statements, including projections, and the Company and SPAC assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, any change in their expectations, conditions or circumstances on which any such statement is based, or otherwise . Neither the Company nor SPAC gives any assurance that either the Company or SPAC will achieve its expectations .   1 of 2

Disclosures Industry and Market Data  In this Presentation, the Company and SPAC rely on and refer to certain information and statistics regarding the markets and industries in which the Company competes . Such information and statistics are based on the Company’s management’s estimates and/or obtained from third - party sources, including reports by market research firms and company filings . While the Company believes such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information . Neither the Company nor SPAC has independently verified the accuracy or completeness of the information provided by the third - party sources . Each of the Company and SPAC expressly disclaims any responsibility or liability for any damages or losses in connection with the use of such information herein .   Trademarks  This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and the Company’s or SPAC’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, © or ® symbols, but the Company and SPAC will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .  No Offer or Solicitation  This Presentation does not constitute ( i ) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of the Company, SPAC or any of their respective affiliates . No such offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 , as amended, or an exemption therefrom . Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein . Any representation to the contrary is a criminal offense .   Additional Information and Where to Find It  In connection with the Business Combination, the Company and SPAC intend to file relevant materials with the SEC, including a registration statement on Form S - 4 , which will include a document that serves as a joint proxy statement/prospectus, referred to as a proxy statement/prospectus . A proxy statement/prospectus will be sent to all the Company and SPAC shareholders . The Company and SPAC will also file other documents regarding the Business Combination with the SEC .  Before making any voting or investment decision, investors, shareholders and other interested persons of the Company and SPAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with Business Combination carefully and in their entirety as they become available because they will contain important information about the Business Combination .  Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company and SPAC through the website maintained by the SEC at www . sec . gov .  The documents filed by the Company and SPAC with the SEC also may be obtained free of charge, once available, on the SEC’s website at www . sec . gov or by directing a request to : FG Merger II Corp . , 104 S . Walnut Street, Unit 1 A, Itasca, IL 60143 , or upon written request to Boxabl Inc . , 5345 E . N . Belt Road, Las Vegas, NV 89115 , respectively .   Participants in Solicitation  The Company, SPAC and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders and SPAC’s shareholders in connection with the Business Combination . A list of the names of the directors and executive officers of the Company and SPAC, and information regarding their interests in the Business Combination and their ownership of the Company’s securities and SPAC’s securities are, or will be, contained in the Company’s filings and SPAC’s filings with the SEC . Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders and SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company’s directors and executive officers, will be set forth in the proxy statement/prospectus included in the Form S - 4 for the Business Combination, which is expected to be filed with the SEC . You may obtain free copies of these documents as described in the preceding paragraph .

THANK YOU!

About BOXABL

BOXABL is transforming the housing market with its modular building systems designed to deliver affordable, high-quality homes at unprecedented speed. Founded in 2017, BOXABL’s innovative approach has attracted worldwide attention as it aims to solve housing challenges for individuals and communities alike. BOXABL’S flagship product, the Casita, is a 361 square foot studio unit with a full kitchen, bathroom, and utilities. The Casita unfolds on-site in less than an hour and is manufactured inside BOXABL’s facilities. BOXABL also has announced the Baby Box, a smaller 120 square foot unit built to RV code, intended for simpler, no foundation-setups. BOXABL is also developing stackable and connectable box models that can be combined to form townhomes, multifamily units, or larger single-family homes.

About FG Merger II Corp.

FG Merger II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

https://fgmerger.com/

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of FGMC for their consideration. FGMC has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes preliminary and definitive proxy statements to be distributed to FGMC’s shareholders in connection with FGMC’s solicitation of proxies for the vote by FGMC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to BOXABL’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to BOXABL stockholders and FGMC shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, FGMC and BOXABL shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents will contain important information about FGMC, BOXABL and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by FGMC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or to BOXABL 5345 E North Belt Rd Las Vegas NV 89115.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding BOXABL’s ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL’s ability to attract, retain, and expand its customer base; BOXABL’s deployment of Casita; BOXABL’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL’s historical net losses and limited operating history; BOXABL’s expectations regarding future financial performance, capital requirements and unit economics; BOXABL’s use and reporting of business and operational metrics; BOXABL’s competitive landscape; BOXABL’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL’s business plans and the potential need for additional future financing; BOXABL’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL’s reliance on strategic partners and other third parties; BOXABL’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of FGMC could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL’s and FGMC’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC’s and BOXABL’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by FGMC and BOXABL with the SEC. You can find more information about FGMC’s directors and executive officers in FGMC’s final prospectus related to its initial public offering filed with the SEC on January 29, 2025 and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL’s directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on April 14, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.